FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2010
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Press Release dated August 16, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: August 16, 2010	By:	/s/ Shanthi Venkatesan
		Name:	Ms. Shanthi Venkatesan
		Title:	Assistant General Manager

Item 1

ICICI Bank Ltd. ICICI Bank Towers Bandra-Kurla Complex Bandra (E) Mumbai-400051.

News Release	August 16, 2010
For Immediate Publication

Change in Prime Lending Rate

ICICI Bank has announced an increase of 0.50% in its prime lending rate with effect from August 18, 2010. The revised rate will be 16.25% p.a. as against 15.75% p.a. at present. ICICI Bank has also announced an increase of 0.50% in its Floating Reference Rate (FRR) for consumer loans (including home loans). The revised FRR will be 13.25% p.a. as against 12.75% p.a. at present.

The above rates were used for determining interest rates on loans and advances up to June 30, 2010. The fixed rate customers will not be impacted by the above increase and their contracted rates will remain unchanged.

With effect from July 1, 2010, interest rate on new loans and advances including consumer loans is determined with reference to ICICI Bank Base Rate (“I-Base”). I-Base has been maintained at 7.50% p.a. The Bank will also continue with its current dual rate home loan scheme at existing rates.

Customers can call the ICICI Bank 24 hour customer care help line or log on to the website (www.icicibank.com) for more details.

About ICICI Bank:

ICICI Bank Limited (NYSE:IBN) is India’s largest private sector bank and the second largest bank in the country, with consolidated total assets of over $100 billion at June 30, 2010. ICICI Bank’s subsidiaries include India’s leading private sector insurance companies and among its largest securities brokerage firms, mutual funds and private equity firms. ICICI Bank’s presence currently spans across 18 international locations.

Except for the historical information contained herein, statements in this release, which contain words or phrases such as ‘will’, ‘would’, etc., and similar expressions or variations of such expressions may constitute ‘forward-looking statements’. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to obtain statutory and regulatory approvals and to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

For media queries, please contact:
Charudatta Deshpande

Head – Corporate Communications
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051
Telephone: +91 22 2653 8208
e-mail: charudatta.deshpande@icicibank.com